February 29, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 245

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from Alison White of the staff of the Securities and Exchange Commission (the “SEC”) on January 24, 2024 and February 29, 2024 with respect to Post-Effective Amendment No. 245 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Salient Enhanced Midstream Income ETF (“Midstream Fund”) and Westwood Salient Enhanced Energy Income ETF (“Energy Income Fund,” and together with Midstream Fund, the “Funds” and each, a “Fund”), new series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 15, 2023. The response set forth below supersedes any prior responses contained in the Registrant’s response letter submitted on February 28, 2024 with respect to the first four paragraphs in in the Principal Investment Strategies section for the Midstream Fund. Set forth below is a summary of the comment and the Registrant’s response thereto. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement. Additions to disclosure in the Registration Statement are in bold and underlined text and deletions are in ~~bold and strikethrough~~ text,

Prospectus Comments

1.	Comment: Please clarify the 80% policy for the Midstream Fund that appears in the Principal Investment Strategies section. For example, the third paragraph in that section suggest that the Midstream Fund may invest in any MLPs, including those not involved in Midstream activities. The penultimate sentence in the fourth paragraph seems redundant given the disclosure that appears earlier in that section. Lastly, it is unclear why the last sentence in the fourth paragraph is there.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies for the Midstream Fund as follows:

EDGAR Operations Branch
February 29, 2024

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of Midstream (as defined below) North American corporations and U.S. master limited partnerships (“MLPs”) (collectively, “Midstream Investments”). MLPs are limited partnerships and limited liability companies that are publicly traded and are treated as partnerships for federal income tax purposes. The units for these entities are listed and traded on a U.S. securities exchange. The Fund invests in equity securities, such as common units and common shares, in Midstream Investments.

“Midstream” companies own and operate the logistical assets used in the energy sector and are engaged in (a) the treating, gathering, compression, processing, transmission and storage of natural gas and the transportation, fractionation and storage of natural gas liquids (primarily propane, ethane, butane and natural gasoline); (b) the gathering, transportation (including marine) and storage of crude oil; and (c) the transportation and storage of refined products (primarily gasoline, diesel fuel and jet fuel) and other hydrocarbon by-products. Midstream companies may also operate ancillary businesses, including the marketing of commodities and logistical services.

~~MLPs are limited partnerships and limited liability companies that are publicly traded and are treated as partnerships for federal income tax purposes. The units for these entities are listed and traded on a U.S. securities exchange. The MLPs in which the Fund may directly invest are currently classified as either Midstream MLPs or MLPs other than non-Midstream MLPs that operate (i) other assets that are used in the energy sector, including assets used in exploring developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or electricity, or (ii) that provide energy related services.~~

The Fund will invest 75% or more of its assets in Midstream Investments that are engaged in the Midstream Energy Infrastructure. Midstream Energy Infrastructure refers to energy infrastructure companies engaged in midstream activities involving energy commodities, including gathering and processing, liquefaction, pipeline transportation, rail terminaling, and storage. The Fund also may invest up to 20% of its net assets in ~~MLPs in which the Fund may directly invest are currently classified as either Midstream MLPs or MLPs other than~~ non-Midstream Investments, including MLPs that operate (i) other assets that are used in the energy sector, including assets used in exploring developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or electricity, or (ii) that provide energy related services. ~~Midstream energy companies include midstream MLPs and midstream corporations, based in North America. It also includes “other related energy byproducts”, such as CO2 and water handling.~~

EDGAR Operations Branch
February 29, 2024

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:       Mr. Todd Heim

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

Abigail Bertumen, Esq.